Exhibit 99.2

Progressive Waste Solutions Ltd.

Condensed Consolidated Balance Sheets (“Balance Sheet”)

June 30, 2014 (unaudited) and December 31, 2013 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except for issued and outstanding share amounts)

	June 30,	December 31,
	2014	2013
ASSETS
CURRENT
Cash and cash equivalents	$31,942	$31,980
Accounts receivable	235,887	229,548
Other receivables	42	68
Prepaid expenses	41,197	34,886
Income taxes recoverable	10,614	2,531
Restricted cash	520	498
Other assets	1,930	2,149
	322,132	301,660

OTHER RECEIVABLES	5,641	—
FUNDED LANDFILL POST-CLOSURE COSTS (Note 11)	11,340	10,690
INTANGIBLES (Note 7)	197,416	220,078
GOODWILL (Note 8)	916,111	905,347
LANDFILL DEVELOPMENT ASSETS	15,007	20,247
DEFERRED FINANCING COSTS	17,257	19,037
CAPITAL ASSETS	949,742	937,252
LANDFILL ASSETS	947,514	952,731
INVESTMENTS (Note 9)	969	5,659
OTHER ASSETS	15,890	19,869
	$3,399,019	$3,392,570

LIABILITIES
CURRENT
Accounts payable	$102,483	$100,270
Accrued charges (Note 10)	142,678	136,991
Dividends payable	16,122	16,243
Income taxes payable	2,503	2,048
Deferred revenues	18,228	17,180
Current portion of long-term debt	5,395	5,969
Landfill closure and post-closure costs (Note 11)	9,309	10,332
Other liabilities	17,916	12,925
	314,634	301,958

LONG-TERM DEBT	1,505,208	1,542,289
LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 11)	119,677	114,122
OTHER LIABILITIES	17,345	14,743
DEFERRED INCOME TAXES	131,798	129,887
	2,088,662	2,102,999

SHAREHOLDERS’ EQUITY (Note 12)
Common shares (authorized - unlimited, issued and outstanding - 114,287,459 (December 31, 2013 - 114,852,852))	1,767,370	1,773,734
Restricted shares (issued and outstanding - 456,585 (December 31, 2013 - 322,352))	(10,157)	(6,654)
Additional paid in capital	3,680	2,796
Accumulated deficit	(367,480)	(398,414)
Accumulated other comprehensive loss	(83,056)	(81,891)
Total shareholders’ equity	1,310,357	1,289,571
	$3,399,019	$3,392,570

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income or Loss

(“Statement of Operations and Comprehensive Income or Loss”)

For the periods ended June 30, 2014 and 2013 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income or loss per share amounts)

	Three months ended		Six months ended
	2014	2013	2014	2013

REVENUES	$513,501	$516,807	$983,271	$1,003,367
EXPENSES
OPERATING	321,224	318,779	614,422	615,667
SELLING, GENERAL AND ADMINISTRATION	62,025	65,538	127,090	125,354
AMORTIZATION	72,069	73,642	139,276	144,941
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(19,959)	(5,788)	(16,926)	(6,405)
OPERATING INCOME	78,142	64,636	119,409	123,810
INTEREST ON LONG-TERM DEBT	15,836	15,214	30,779	30,457
NET FOREIGN EXCHANGE GAIN	(237)	(2,968)	(184)	(2,969)
NET LOSS (GAIN) ON FINANCIAL INSTRUMENTS (Note 15)	7,149	1,205	10,484	(1,060)
RE-MEASUREMENT GAIN ON PREVIOUSLY HELD EQUITY INVESTMENT (Note 6)	—	—	(5,156)	—
INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS FROM EQUITY ACCOUNTED INVESTEE	55,394	51,185	83,486	97,382
INCOME TAX EXPENSE (Note 16)
Current	10,012	7,858	15,590	17,657
Deferred	4,530	11,028	1,043	18,052
	14,542	18,886	16,633	35,709
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	—	6	82	39
NET INCOME	40,852	32,293	66,771	61,634

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	17,154	(18,525)	(1,583)	(29,821)

Derivatives designated as cash flow hedges, net of income tax $nil and $nil (2013 - $242 and $530)	—	(451)	—	(986)
Settlement of derivatives designated as cash flow hedges, net of income tax $nil and ($225) (2013 - ($78) and ($227))	—	146	418	422
	—	(305)	418	(564)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	17,154	(18,830)	(1,165)	(30,385)
COMPREHENSIVE INCOME	$58,006	$13,463	$65,606	$31,249

Net income per weighted average share, basic and diluted (Note 12)	$0.36	$0.28	$0.58	$0.54
Weighted average number of shares outstanding (thousands), basic and diluted (Note 12)	115,030	115,167	115,103	115,167

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Cash Flows (“Statement of Cash Flows”)

For the periods ended June 30, 2014 and 2013 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Three months ended		Six months ended
	2014	2013	2014	2013

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$40,852	$32,293	$66,771	$61,634
Items not affecting cash
Restricted share expense (Note 13)	778	447	1,494	937
Accretion of landfill closure and post-closure costs (Note 11)	1,538	1,406	3,077	2,815
Amortization of intangibles	13,899	15,018	27,797	30,378
Amortization of capital assets	37,723	38,371	74,878	76,447
Amortization of landfill assets	20,447	20,253	36,601	38,116
Interest on long-term debt (amortization of deferred financing costs)	866	849	1,720	1,705
Net gain on sale of capital and landfill assets	(19,959)	(5,788)	(16,926)	(6,405)
Net loss (gain) on financial instruments	7,149	1,205	10,484	(1,060)
Re-measurement gain on previously held equity investment	—	—	(5,156)	—
Deferred income tax expense	4,530	11,028	1,043	18,052
Net loss from equity accounted investee	—	6	82	39
Landfill closure and post-closure expenditures (Note 11)	(1,302)	(1,434)	(2,113)	(2,229)
Changes in non-cash working capital items	5,595	(8,145)	(12,764)	(20,144)
Cash generated from operating activities	112,116	105,509	186,988	200,285
INVESTING
Acquisitions (Note 6)	(1,453)	(1,544)	(9,751)	(1,639)
Investment in cost accounted investee (Note 9)	—	(1,018)	—	(1,018)
Restricted cash deposits	(21)	(20)	(22)	(21)
Investment in other receivables	(67)	—	(67)	(134)
Proceeds from other receivables	18	139	37	278
Funded landfill post-closure costs	(238)	(64)	(582)	(166)
Purchase of capital assets	(57,999)	(47,303)	(92,429)	(98,683)
Purchase of landfill assets	(15,343)	(15,787)	(24,751)	(25,793)
Proceeds from the sale of capital and landfill assets	23,162	13,263	23,523	14,384
Investment in landfill development assets	(276)	(363)	(462)	(2,139)
Cash utilized in investing activities	(52,217)	(52,697)	(104,504)	(114,931)
FINANCING
Payment of deferred financing costs	—	(776)	(48)	(824)
Proceeds from long-term debt	28,119	538,277	101,930	558,101
Repayment of long-term debt	(72,961)	(566,398)	(137,809)	(598,440)
Proceeds from the exercise of stock options	35	—	67	3
Repurchase of common shares and related costs (Note 12)	(10,929)	—	(10,929)	—
Purchase of restricted shares	(558)	(1,356)	(4,013)	(4,362)
Dividends paid to shareholders	(15,842)	(15,754)	(31,498)	(31,735)
Cash utilized in financing activities	(72,136)	(46,007)	(82,300)	(77,257)
Effect of foreign currency translation on cash and cash equivalents	1,897	(1,990)	(222)	(3,054)
NET CASH (OUTFLOW) INFLOW	(10,340)	4,815	(38)	5,043
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	42,282	30,168	31,980	29,940
CASH AND CASH EQUIVALENTS, END OF PERIOD	$31,942	$34,983	$31,942	$34,983
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$31,939	$29,270	$31,939	$29,270
Cash equivalents	3	5,713	3	5,713
	$31,942	$34,983	$31,942	$34,983
Cash paid during the period for:
Income taxes	$10,879	$12,165	$23,201	$23,857
Interest	$15,785	$14,485	$30,154	$29,763

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Equity (“Statements of Equity”)

For the three months ended June 30, 2014 and 2013 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Common	Restricted	Treasury	Additional paid in	Accumulated	Accumulated other comprehensive loss	Total
	shares	shares	shares	capital	deficit	(Note 12)	equity
Balance at March 31, 2014	$1,773,827	$(10,109)	$—	$3,451	$(388,152)	$(100,210)	$1,278,807
Net income					40,852		40,852
Dividends declared					(15,782)		(15,782)
Restricted shares purchased		(558)					(558)
Restricted share expense				778			778
Vesting of restricted shares		510		(510)			—
Common shares issued on exercise of stock options	74			(39)			35
Repurchase of common shares and related costs	(6,531)				(4,398)		(10,929)
Foreign currency translation adjustment						17,154	17,154
Balance at June 30, 2014	$1,767,370	$(10,157)	$—	$3,680	$(367,480)	$(83,056)	$1,310,357

	Common	Restricted	Treasury	Additional paid in	Accumulated	Accumulated other comprehensive loss	Total
	shares	shares	shares	capital	deficit	(Note 12)	equity
Balance at March 31, 2013	$1,773,539	$(6,466)	$—	$2,650	$(438,179)	$(59,671)	$1,271,873
Net income					32,293		32,293
Dividends declared					(15,754)		(15,754)
Restricted shares purchased		(1,356)					(1,356)
Restricted share expense				447			447
Vesting of restricted shares		604		(604)			—
Foreign currency translation adjustment						(18,525)	(18,525)
Derivatives designated as cash flow hedges, net of income tax						(451)	(451)
Settlement of derivatives designated as cash flow hedges, net of income tax						146	146
Balance at June 30, 2013	$1,773,539	$(7,218)	$—	$2,493	$(421,640)	$(78,501)	$1,268,673

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Equity

For the six months ended June 30, 2014 and 2013 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Common	Restricted	Treasury	Additional paid in	Accumulated	Accumulated other comprehensive loss	Total
	shares	shares	shares	capital	deficit	(Note 12)	equity
Balance at December 31, 2013	$1,773,734	$(6,654)	$—	$2,796	$(398,414)	$(81,891)	$1,289,571
Net income					66,771		66,771
Dividends declared					(31,439)		(31,439)
Restricted shares purchased, net of restricted shares sold		(4,013)					(4,013)
Restricted share expense				1,494			1,494
Vesting of restricted shares		510		(510)			—
Common shares issued on exercise of stock options	167			(100)			67
Common shares acquired by U.S. long-term incentive plan (“LTIP”)			931				931
Deferred compensation obligation			(931)				(931)
Repurchase of common shares and related costs	(6,531)				(4,398)		(10,929)
Foreign currency translation adjustment						(1,583)	(1,583)
Settlement of derivatives designated as cash flow hedges, net of income tax						418	418
Balance at June 30, 2014	$1,767,370	$(10,157)	$—	$3,680	$(367,480)	$(83,056)	$1,310,357

	Common	Restricted	Treasury	Additional paid in	Accumulated	Accumulated other comprehensive loss	Total
	shares	shares	shares	capital	deficit	(Note 12)	equity
Balance at December 31, 2012	$1,773,530	$(3,460)	$—	$2,166	$(451,539)	$(48,116)	$1,272,581
Net income					61,634		61,634
Dividends declared					(31,735)		(31,735)
Restricted shares purchased, net of restricted shares sold		(4,362)					(4,362)
Restricted share expense				937			937
Vesting of restricted shares		604		(604)			—
Common shares issued on exercise of stock options	9			(6)			3
Common shares acquired by U.S. LTIP			(1,912)				(1,912)
Deferred compensation obligation			1,912				1,912
Foreign currency translation adjustment						(29,821)	(29,821)
Derivatives designated as cash flow hedges, net of income tax						(986)	(986)
Settlement of derivatives designated as cash flow hedges, net of income tax						422	422
Balance at June 30, 2013	$1,773,539	$(7,218)	$—	$2,493	$(421,640)	$(78,501)	$1,268,673

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

1.   Organization

Effective May 2, 2011, Progressive Waste Solutions Ltd. (the “Company”) amalgamated with its parent IESI-BFC Ltd. and continued operating as Progressive Waste Solutions Ltd.  The Company was incorporated on May 20, 2009 under the provisions of the Business Corporations Act (Ontario).

The Company, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste (“waste”) services to commercial, industrial, municipal and residential customers in Canada and the U.S.

2.  Reporting Currency

The Company has elected to report its financial results in U.S. dollars to improve the comparability of its financial information with its peers.  Reporting the Company’s financial results in U.S. dollars also reduces the impact of foreign currency fluctuation in its reported amounts because the Company’s collection of assets and operations are larger in the U.S. than they are in Canada.  The Company remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar.  As a result, the Company’s financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars using the current rate method of accounting.  The Company’s consolidated Canadian dollar financial position is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Company’s consolidated Canadian dollar results of operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period.  The resulting translation adjustments are included in other comprehensive income or loss.  Translating the Company’s U.S. segment financial position, results of operations and cash flows into Canadian dollars, the Company’s functional currency, and re-translating these amounts to U.S. dollars, the Company’s reporting currency, has no translation impact on the Company’s consolidated financial statements.  Accordingly, U.S. segment results retain their original values when expressed in the Company’s reporting currency.

3.  Interim Financial Statements

The unaudited interim condensed consolidated financial statements (“financial statements”) do not conform in all respects to the annual requirements of accounting principles generally accepted in the U.S. (“U.S. GAAP”).  Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the years ended December 31, 2013 and December 31, 2012.  These financial statements have been prepared by management in accordance with U.S. GAAP applicable to interim financial statements and follow the same accounting policies and methods in their application as the most recent audited consolidated financial statements except as indicated in Note 4.  In management’s opinion, these financial statements include all normal recurring adjustments necessary for the fair presentation of the Company’s financial position, its results of operations and cash flows, for the periods presented.

4.  Summary of Significant Accounting Policies

These financial statements have been prepared in conformity with U.S. GAAP, are stated in U.S. dollars, and have been prepared applying the same accounting policies disclosed in Note 3 to the December 31, 2013 audited consolidated financial statements, except as outlined below and in Note 5.

Acquisitions

For acquisitions achieved in stages, where the Company holds an equity interest prior to obtaining control, the Company re-measures its previously held equity interest in the acquiree at its acquisition date fair value.  Any resulting gain or loss is recognized in the Company’s determination of net income or loss.  The acquisition method of accounting is applied on the date control is obtained.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Other receivables

Notes exchanged for property are valued and accounted for at the present value of the consideration exchanged.  The difference between the present value and the face amount of the note is recognized as a discount or premium, as applicable, and amortized as interest income or expense over the life of the note which results in a constant rate of interest when applied to the amount outstanding at the beginning of any given period.

5.  Changes in Accounting Policies

Revenue — Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board (“FASB”) issued their final standard on revenue from contracts with customers.  The standard provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance.  The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  In applying the revenue model to contracts within its scope, an entity identifies the contract(s) with a customer (step 1), identifies the performance obligations in the contract (step 2), determines the transaction price (step 3), allocates the transaction price to the performance obligations in the contract (step 4), and recognizes revenue when (or as) the entity satisfies a performance obligation (step 5).  This standard applies to all contracts with customers except those that are within the scope of other topics.  Certain provisions of this standard also apply to transfers of nonfinancial assets, including in-substance nonfinancial assets that are not an output of an entity’s ordinary activities (e.g., sales of property, plant, and equipment; land and buildings; or intangible assets) and existing accounting guidance applicable to these transfers has been amended or superseded. Compared with current U.S. GAAP, this standard also requires significantly expanded disclosures about revenue recognition.  Broadly, an entity is required to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.  Disclosure includes separately disclosing revenues derived from contracts with customers from other sources of revenues and separately disclosing any impairment losses recognized on any receivables or contract assets from other contracts.  An entity is also required to disaggregate its revenues recognized from contracts into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.  Disaggregated revenues must be further reconciled to revenues presented on a reportable basis to allow financial statement users to understand the relationship between disaggregated and reportable segment revenues.  Disclosures are also required with respect to the opening and closing balances of receivables, contract assets, and contract liabilities from contracts with customers, if not otherwise separately presented and disclosed.  In addition, revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period is required disclosure, and revenue recognized in the reporting period from performance obligations satisfied, in full or in part, in previous periods, must also be disclosed.  Qualitative and quantitative disclosures for contract assets and liabilities must also disclose changes resulting from business combinations, cumulative catch-up adjustments to revenues, including a change in the measure of a contracts progress, a change in an estimate of the transaction price, a contract modification, a contract impairment, a change in the condition of rights or a change in the time for a performance obligation to be satisfied.  An entity must further disclose its significant performance obligations included in its contracts with its customers, including when performance obligations are satisfied, the significant terms of payment, the nature of the goods or services that an entity has promised to transfer, obligations for returns, refunds and any type of warranty or related obligation.  Any portion of the transaction price that is allocated to a performance obligation that is unsatisfied is required disclosure, including an explanation of when the entity expects to recognize revenues pertaining to an unsatisfied performance obligation and disclosing numerically the amounts to recognize over appropriate and relevant time bands.  Significant judgments made assessing the timing of performance obligations and determining the allocation of the transaction price to the performance obligations that could significantly impact the determination of revenue recognized from contracts with customers must be disclosed.  Performance obligations satisfied over time requires disclosure of the method used to recognize revenue and a supporting explanation of why this method was chosen.  Performance obligations satisfied at a point in time must also be disclosed when significant judgments are made in evaluating when a customer obtains control of a good or service.  This guidance is effective for annual reporting periods beginning after December 15, 2016, including each interim period thereafter.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

An entity can chose to adopt this guidance applying one of two approaches:

a.              retrospective application for each prior reporting period presented, subject to certain practical expedients in respect of completed contracts and transaction prices allocated to the remaining performance obligations that an entity expected to recognize as revenue, or

b.              retrospective application with the cumulative effect of initially applying this guidance recognized at the date of initial application.  If an entity elects this transition method it should also provide the additional disclosures in reporting periods that include the date of initial application of, including the amount by which each financial statement line item is affected in the current reporting period by the application of this guidance compared to the guidance that was in effect before the change and an explanation of the reasons for significant changes.

Early application is not permitted.

The Company is still assessing the impact this guidance will have on its financial statements, and while it does not believe there will be significant change in the amounts recorded as revenue, the required disclosure requirements are considerable and will result in a significant amount of additional disclosure.

Compensation — Share Based Compensation

In June 2014, FASB issued guidance on how entities should record compensation cost when an award participant’s requisite service period ends in advance of the performance condition being satisfied.  That is, when an award participant is eligible to vest in the award regardless of whether the participant is rendering service on the date the performance target is achieved.  The guidance requires entities to recognize compensation cost in the period in which it becomes probable that the performance condition will be achieved and should record the compensation cost over the period for which the award participant renders service.  If the performance target becomes probable of achievement before the end of the requisite service period, the remaining unrecognized compensation cost must be recognized over the remaining requisite service period.  If the achievement of the performance condition becomes probable after the award participants requisite service period, compensation cost will be recognized immediately in the period when the performance condition becomes probable.  The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest.  The guidance also outlines that the grant date fair value of the award should not consider the performance condition in its determination.  This guidance is effective for all reporting periods beginning after December 15, 2015 with early adoption permitted.  The amendments are to be applied either prospectively to all awards granted or modified after the effective date or retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter.  The Company does not anticipate this guidance will have a significant impact on its financial statements.

6.  Acquisitions

The following table outlines the number of acquisitions completed by the Company in each segment for the six months ended June 30, 2014 and 2013.  Acquisitions may include all of the issued and outstanding share capital of the purchased company or a company’s assets, including various current assets and liabilities.  Each of the acquisitions completed constitutes a business.

					Six months ended
					June 30
			2014			2013
	Assets	Shares	Total	Assets	Shares	Total

Canada	—	1	1	1	—	1
U.S. south	2	—	2	1	—	1
Total acquisitions	2	1	3	2	—	2

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company considers each of these acquisitions a “tuck-in”.  Tuck-ins represent the acquisition of solid waste collection and or disposal operations in markets where the Company has existing operations.  Goodwill arising from these tuck-in acquisitions is largely attributable to assembled workforces and to expected synergies resulting from personnel and operating overhead reductions, disposal or collection advantages or the deployment of market focused strategies.  Pro forma revenues and net income for these acquisitions have not been disclosed as the companies acquired are immaterial both individually and in the aggregate.  The financial results of these acquisitions have been included in the Company’s financial statements from their dates of closing.

The payment of contingent consideration, for acquisitions completed prior to 2009, which results from meeting various business performance targets, is also subject to final adjustment.  Final fair value adjustments occurring during the measurement period that change the fair value of certain assets or liabilities are recorded to the original purchase price allocation.

Cash consideration paid, and its allocation to the fair value of net assets acquired, is as follows:

	Six months ended
	June 30
	2014	2013

Consideration
Cash, including holdbacks (as applicable)	$1,539	$1,577

Net assets acquired
Accounts receivable	22	130
Intangibles (Note 7)	1,041	688
Goodwill (Note 8)	—	371
Capital assets	518	543
Accounts payable	(42)	(155)
Total net assets acquired	$1,539	$1,577

Consideration by segment (including holdbacks (as applicable))
Canada	$—	$505
U.S. south	1,539	1,072
Total consideration	$1,539	$1,577

Goodwill recorded by segment
Canada	$—	$371
Total goodwill	$—	$371

Goodwill expected to be deductible for tax purposes	$—	$371

	Three months ended		Six months ended
	June 30		June 30
	2014	2013	2014	2013

Aggregate cash consideration (excluding holdbacks and cash payments due to sellers for achieving various business performance targets)	$1,334	$1,427	$1,374	$1,427

Contingent consideration (paid in respect of acquisitions completed prior to January 1, 2009)	$119	$117	$221	$212

Transaction costs (included in selling, general and administration expense)	$141	$390	$213	$675

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company typically holds back a portion of amounts due to sellers subject to the acquired operations meeting various business performance conditions.  These conditions are generally short-term in nature and the Company has assessed the fair value of its obligation for payment as the full amount of the hold back.  In certain circumstances, the Company has also agreed to pay sellers additional amounts for meeting certain business performance targets which are longer in term.  The Company has assessed the fair value of its obligation for payment as the full amount of the additional consideration it expects to pay discounted to the date of acquisition.  Holdback and additional amounts payable for current period acquisitions totaled $165 as at June 30, 2014 (December 31, 2013 - $414).

Acquisition of equity accounted investee

On January 31, 2014, the Company purchased the remaining fifty percent interest in its equity accounted investee (Note 9).  As a result of obtaining control, the Company has re-measured its previously held fifty percent ownership interest at the acquisition date fair value and recorded a non-cash gain in the statement of operations and comprehensive income or loss.  Goodwill arising from this acquisition is largely attributable to expected synergies as a result of personnel and operating overhead reductions and the deployment of market focused strategies.

The full financial results of this acquisition have been included in the Company’s financial statements from its date of closing.  Financial results before January 31, 2014 are included in net loss from equity accounted investee in the statement of operations and comprehensive income or loss.

Cash consideration paid, the carrying amount of the previously held equity method investment, the preliminary re-measurement gain recorded, and the preliminary allocation to the fair value of net assets acquired, are as follows:

Cash consideration	$8,156
Carrying amount of previously held equity method investment	4,359
Re-measurement gain on previously held equity method investment	5,156
Fair value of net assets acquired	$17,671

Net assets acquired
Accounts receivable	$533
Intangibles (Note 7)	4,424
Goodwill (Note 8)	11,594
Capital assets	4,402
Accrued charges	(439)
Shareholder loans	(1,921)
Deferred income taxes	(922)
Total net assets acquired	$17,671

Goodwill recorded by segment
Canada	$11,594
Total goodwill	$11,594

Goodwill expected to be deductible for tax purposes	$—

The Company is awaiting pertinent information which may impact the re-measurement gain on previously held equity method investment.  Any impact would result in a change to the fair value of net assets acquired leading to a corresponding change to goodwill.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

7. Intangibles

				June 30, 2014
	Cost	Accumulated amortization	Net book value	Additions (including adjustments as applicable)	Weighted average amortization period of additions (expressed in years)

Customer collection contracts	$239,096	$170,335	$68,761	$4,300	5.00
Customer lists	244,952	146,295	98,657	991	6.00
Non-competition agreements	10,721	5,757	4,964	50	5.00
Transfer station permits	27,568	7,508	20,060	—	—
Trade-names	12,697	7,723	4,974	124	1.00
	$535,034	$337,618	$197,416	$5,465

		December 31, 2013		June 30, 2013
	Cost	Accumulated amortization	Net book value	Additions (including adjustments as applicable)	Weighted average amortization period of additions (expressed in years)

Customer collection contracts	$235,369	$160,847	$74,522	$74	5.00
Customer lists	243,961	131,112	112,849	579	5.00
Non-competition agreements	11,171	4,919	6,252	(365)	5.00
Transfer station permits	27,708	6,973	20,735	—	—
Trade-names	12,598	6,878	5,720	—	—
	$530,807	$310,729	$220,078	$288

Adjustments to the fair value of certain assets, occurring in the measurement period, and acquired in the prior year resulted in no adjustments in the current period (2013 - $400 decrease to non-competition agreements).

Estimated intangible amortization expense in each of the five succeeding years, or part thereof in the case of 2014, and thereafter is as follows:

2014	$25,905
2015	43,926
2016	38,558
2017	33,008
2018	17,659
Thereafter	38,360
$197,416

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

8.  Goodwill

The following tables illustrate the change in goodwill for the six months ended June 30, 2014 and 2013.

	June 30, 2014
	Canada	U.S. south	U.S. northeast	Total

Goodwill, stated at cost	$383,473	$423,164	$459,267	$1,265,904
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, beginning of year	383,473	423,164	98,710	905,347
Goodwill recognized on acquisitions, during the period	11,594	—	—	11,594
Goodwill adjustments in respect of prior period acquisitions, during the period	—	221	—	221
Foreign currency exchange adjustment, for the period	(1,051)	—	—	(1,051)

Goodwill, stated at cost	394,016	423,385	459,267	1,276,668
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, end of period	$394,016	$423,385	$98,710	$916,111

	June 30, 2013
	Canada	U.S. south	U.S. northeast	Total

Goodwill, stated at cost	$409,296	$421,108	$459,267	$1,289,671
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, beginning of year	409,296	421,108	98,710	929,114
Goodwill recognized on acquisitions, during the period	371	—	—	371
Goodwill adjustments in respect of prior period acquisitions, during the period	272	1,369	—	1,641
Foreign currency exchange adjustment, for the period	(21,942)	—	—	(21,942)

Goodwill, stated at cost	387,997	422,477	459,267	1,269,741
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, end of period	$387,997	$422,477	$98,710	$909,184

For the six months ended June 30, 2014, goodwill arising from accrued contingent consideration payable to sellers for acquisitions consummated prior to January 1, 2009 amounted to $nil (2013 - $nil).  In 2013, adjustments to preliminary purchase price allocations resulted in a $1,429 increase to goodwill.

The Company has not disposed of any goodwill or recognized an impairment charge in the six months ended June 30, 2014 or in the year ended December 31, 2013.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

9.  Investments

Investment at cost

In June 2013, the Company acquired a 19.9% non-controlling interest in TerraCycle Canada ULC (“TerraCycle”) for total consideration of 1,035 Canadian dollars (“C$”).  TerraCycle is a Canadian unlimited liability company that offers programs to collect waste and convert the collected waste into a wide range of products and materials.  This investment is accounted for applying the cost method of accounting.

Investment in equity accounted investee

The Company had a fifty percent ownership interest in two companies whose business was comprised principally of compactor and related equipment rentals.  The remaining ownership was owned by two trusts.  The Company exercised joint control over its investment through its fifty percent ownership interest.  The Company’s fifty percent ownership interest granted it authority to nominate fifty percent of the directors to the board of the investee.  The Chairperson of the investee’s Board of Directors could not be nominated by the Company and the Chairperson could not be a member of the Company’s Board of Directors.  The Chairperson of the investee was entitled to cast a second vote in the event of a tie amongst its board.  Certain matters were beyond the control of the investee’s board and resided with its shareholders.  These matters included certain financing, board composition, the sharing of profits and material business changes.

Effective April 1, 2013, the Company entered into an amending agreement to purchase the remaining fifty percent interest in the investee no later than February 28, 2015, subject to the Company or the seller providing notice of purchase or sale, at an amount equal to the greater of fifty percent of revenues less operating and selling, general and administration expense of the investee for the preceding 12 month period multiplied by six or C$9,000.  Certain conditions could accelerate the purchase or extend the commitment beyond February 28, 2015.  On January 31, 2014, the Company purchased the remaining fifty percent interest in its equity accounted investee.  See Note 6.

The following table summarizes the Company’s investments:

	June 30, 2014	December 31, 2013

Cost method investment	$969	$973
Equity method investment	—	4,686
Total investments	$969	$5,659

10.  Accrued Charges

Accrued charges comprise the following:

	June 30, 2014	December 31, 2013

Insurance	$35,841	$33,879
Payroll and related costs	36,903	41,824
Franchise and royalty fees	9,112	9,127
Interest	1,191	876
Provincial, federal and state sales taxes	7,541	6,895
Acquisition holdbacks and acquisition related costs	1,478	2,668
Environmental surcharges	7,845	6,972
Property taxes	3,055	189
Share based options (Note 13)	8,228	7,854
Other	31,484	26,707
	$142,678	$136,991

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

11.  Landfill Closure and Post-Closure Costs

The tables below outline key assumptions used to determine the value of landfill closure and post-closure costs.  The tables also outline the expected timing of undiscounted landfill closure and post-closure expenditures and changes to landfill closure and post-closure costs between periods.

June 30, 2014
Fair value of legally restricted assets (funded landfill post-closure costs)	$11,340
Undiscounted closure and post-closure costs	$669,399
Credit adjusted risk-free rates - Canadian segment landfills	4.6 - 9.5%
Credit adjusted risk-free rates - U.S. segment landfills	4.5 - 7.2%
Expected timing of undiscounted landfill closure and post-closure expenditures
2014	$9,309
2015	10,828
2016	14,119
2017	8,371
2018	14,800
Thereafter	611,972
$669,399

	Three months ended
	June 30
	2014	2013

Landfill closure and post-closure costs, beginning of the period	$124,843	$115,002
Provision for landfill closure and post-closure costs, during the period	2,594	3,848
Accretion of landfill closure and post-closure costs, during the period	1,538	1,406
Landfill closure and post-closure expenditures, during the period	(1,302)	(1,434)
Revisions to estimated cash flows, during the period	(1)	—
Foreign currency translation adjustment, for the period	1,314	(1,224)
	128,986	117,598
Less current portion of landfill closure and post-closure costs	9,309	7,180
Landfill closure and post-closure costs, end of period	$119,677	$110,418

	Six months ended
	June 30
	2014	2013

Landfill closure and post-closure costs, beginning of the year	$124,454	$113,152
Provision for landfill closure and post-closure costs, during the period	4,696	6,409
Accretion of landfill closure and post-closure costs, during the period	3,077	2,815
Landfill closure and post-closure expenditures, during the period	(2,113)	(2,229)
Disposal of landfill closure and post-closure costs, during the period	(960)	—
Revisions to estimated cash flows, during the period	(76)	(618)
Foreign currency translation adjustment, for the period	(92)	(1,931)
	128,986	117,598
Less current portion of landfill closure and post-closure costs	9,309	7,180
Landfill closure and post-closure costs, end of period	$119,677	$110,418

In the prior year period, a $1,017 remediation liability was recorded for the clean-up of contaminated land located in Canada.  This same amount was capitalized to land but was determined to be immediately impaired.  Accordingly, a $1,017 impairment charge was recorded to net gain on sale of capital assets on the statement of operations and comprehensive income or loss for the six months ended June 30, 2013.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

12.  Shareholders’ Equity

Normal course issuer bid

Effective August 21, 2013, the Company received approval for a normal course issuer bid (“NCIB”) to purchase up to 7,500 of the Company’s common shares for a one year period which expires on August 20, 2014.  Daily purchases are limited to a maximum of 52.651 shares on the Toronto Stock Exchange.  Once a week, the Company is permitted to purchase a block of its common shares which can exceed the daily purchase limit, as long as the block is not owned by an insider.  All shares purchased will be cancelled.

For the three and six months ended June 30, 2014, 439 common shares (2013 - nil) were purchased and cancelled at a total cost of $10,929 (2013 - $nil).

Accumulated other comprehensive loss

Accumulated other comprehensive loss, is comprised of accumulated foreign currency translation adjustments, including accumulated exchange gains or losses on intangibles, goodwill and capital and landfill assets, partially offset by accumulated exchange losses or gains on long-term debt, landfill closure and post-closure costs, and deferred income tax liabilities.  Accumulated other comprehensive loss also includes gains or losses recognized on the effective portion of derivatives designated as cash flow hedges, net of income tax and settlements.

	Foreign currency translation adjustment	Derivatives designated as cash flow hedges, net of income tax	Accumulated other comprehensive loss
Three months ended June 30, 2014
Balance, beginning of period	$(100,210)	$—	$(100,210)
Other comprehensive loss before reclassifications, during the period	17,154	—	17,154
Balance, end of period	$(83,056)	$—	$(83,056)

Three months ended June 30, 2013
Balance, beginning of period	$(59,588)	$(83)	$(59,671)
Other comprehensive loss before reclassifications, during the period	(18,525)	(451)	(18,976)
Amounts reclassified from accumulated other comprehensive loss, during the period	—	146	146
Balance, end of period	$(78,113)	$(388)	$(78,501)

	Foreign currency translation adjustment	Derivatives designated as cash flow hedges, net of income tax	Accumulated other comprehensive loss
Six months ended June 30, 2014
Balance, beginning of year	$(81,473)	$(418)	$(81,891)
Other comprehensive loss before reclassifications, during the period	(1,583)	—	(1,583)
Amounts reclassified from accumulated other comprehensive loss, during the period	—	418	418
Balance, end of period	$(83,056)	$—	$(83,056)

Six months ended June 30, 2013
Balance, beginning of year	$(48,292)	$176	$(48,116)
Other comprehensive income (loss) before reclassifications, during the period	(29,821)	(986)	(30,807)
Amounts reclassified from accumulated other comprehensive loss, during the period	—	422	422
Balance, end of period	$(78,113)	$(388)	$(78,501)

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Net income per share

The following table presents net income and reconciles the weighted average number of shares outstanding at June 30, 2014 and 2013 for the purpose of computing basic and diluted net income per share.

	Three months ended		Six months ended
	June 30		June 30
	2014	2013	2014	2013

Net income	$40,852	$32,293	$66,771	$61,634

Weighted average number of shares, basic	115,030	115,167	115,103	115,167
Dilutive effect of share based options	—	—	—	—
Weighted average number of shares, diluted	115,030	115,167	115,103	115,167

Net income per weighted average share, basic and diluted	$0.36	$0.28	$0.58	$0.54
Issued and outstanding share based options	2,835	2,847	2,835	2,847

Share based options, since they are anti-dilutive to the calculation, have been excluded from the calculation of net income per share.

13.  Share Based Compensation

Compensation expense includes restricted share expense or recovery, fair value changes in performance share units (“PSUs”) and share based options all of which are recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss.

Restricted shares

For the three and six months ended June 30, 2014 restricted share expense amounted to $778 and $1,494 (2013 - $447 and $937).

PSUs

For the three and six months ended June 30, 2014, PSU expense totaled $997 and $2,382 (2013 - $736 and $1,349).  In addition, as of June 30, 2014, unrecognized compensation cost for PSUs totaled $5,853 (December 31, 2013 - $4,061).  At June 30, 2014, $6,724 is accrued (December 31, 2013 - $4,300).

Share based options

For the three and six months ended June 30, 2014 share based compensation (recovery) expense amounted to ($175) and $2,046 (2013 — $1,771 and $1,349).  In addition, as of June 30, 2014, unrecognized compensation cost for share based compensation totaled $2,758 (December 31, 2013 - $1,556).  At June 30, 2014, $8,228 (December 31, 2013 - $7,854) is accrued.

14.  Related Party Transactions

Equity accounted investee

Transactions between the Company and its equity accounted investee occurring before January 31, 2014 were all transacted in the normal course of business.  These transactions were the result of the investee billing the Company for services it provided to the Company.  In turn, the Company billed its customers for these services which were measured at the exchange amount.  Transactions between the Company and its investee only reflected the Company’s share of the transaction.  The Company incurred $110 (2013 - $231) of charges for the six months ended June 30, 2014 from its equity investee which were recorded to operating expenses.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Other related party transactions

A company owned by an officer of a BFI Canada Inc. (“BFI”) subsidiary provides transportation services to the Company.  Total charges of $1,221 and $1,963 (2013 - $993 and $1,892) were incurred for the three and six months ended June 30, 2014 and are recorded to operating expenses.  Amounts included in accounts payable at June 30, 2014 total $145 (December 31, 2013 - $70).

All related party transactions are recorded at the exchange amounts.

15.  Financial Instruments

The following table categorizes the Company’s derivative financial assets and liabilities and their fair values which are recorded as other assets or other liabilities on the Company’s balance sheet.

	June 30, 2014	December 31, 2013
Financial assets
Derivatives not designated in a hedging relationship
Current - commodity swaps	$1,930	$2,149
Long-term - commodity swaps	$857	$670
Long-term - interest rate swaps	$15,033	$19,199

Financial liabilities
Derivatives not designated in a hedging relationship
Current - interest rate swaps	$14,135	$9,863
Long-term - interest rate swaps	$12,376	$9,870
Current - wood waste supply agreement	$—	$208
Long-term - wood waste supply agreement	$—	$598

The following tables outline the hierarchical measurement categories for various financial assets and liabilities. As at June 30, 2014 and December 31, 2013, financial assets and liabilities measured on a recurring basis had the following fair values expressed on a gross basis:

	June 30, 2014
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$31,942	$—	$—	$31,942
Funded landfill post-closure costs	11,340	—	—	11,340
Other assets - commodity swaps	—	—	2,787	2,787
Other assets - interest rate swaps	—	15,033	—	15,033
Other liabilities - interest rate swaps	—	(26,511)	—	(26,511)
	$43,282	$(11,478)	$2,787	$34,591

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31, 2013
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$31,980	$—	$—	$31,980
Funded landfill post-closure costs	10,690	—	—	10,690
Other assets - commodity swaps	—	—	2,819	2,819
Other assets - interest rate swaps	—	19,199	—	19,199
Other liabilities - interest rate swaps	—	(19,733)	—	(19,733)
Other liabilities - wood waste supply agreement	—	—	(806)	(806)
	$42,670	$(534)	$2,013	$44,149

The following tables outline the change in fair value for recurring Level 3 financial instrument measurements for the three and six months ended June 30, 2014 and 2013, respectively:

	Three months ended
	June 30
Significant unobservable inputs (Level 3)	2014	2013

Balance, beginning of period	$1,399	$3,082
Realized gains included in the statement of operations, during the period	509	41
Unrealized gains (losses) included in the statement of operations, during the period	1,355	(1,857)
Unrealized losses included in accumulated other comprehensive loss, during the period	—	(468)
Settlements	(509)	(41)
Foreign currency translation adjustment	33	(11)
Balance, end of period	$2,787	$746

	Six months ended
	June 30
Significant unobservable inputs (Level 3)	2014	2013

Balance, beginning of year	$2,013	$2,064
Realized gains included in the statement of operations, during the period	977	118
Unrealized gains (losses) included in the statement of operations, during the period	98	(436)
Unrealized gains (losses) included in accumulated other comprehensive loss, during the period	643	(866)
Settlements	(977)	(118)
Foreign currency translation adjustment	33	(16)
Balance, end of period	$2,787	$746

Fair value

Cash equivalents are invested in a money market account offered through a Canadian financial institution.  The fair value of cash equivalents is equal to its carrying amount.

Funded landfill post-closure costs are invested in Bankers’ Acceptances, offered through Canadian financial institutions, or Government of Canada treasury bills.  The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information to develop these estimates.  Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company’s interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts.  The Company verifies the reasonableness of these quotes by comparing them to similar quotes from another financial institution and its own calculation of fair value.  In addition, the Company employs a third-party, who is not a counter-party, to independently value the interest rate swaps and the Company uses all of this information to derive its fair value estimates.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The fair values of commodity swaps are determined by applying a discounted cash flow methodology.  This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions and the U.S. Department of Treasury are the sources of the Department of Energy forward index curve and risk-free rate of interest, respectively.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The fair value of the Company’s embedded derivative from its wood waste supply agreement was determined by applying a discounted cash flow methodology.  This methodology used electricity generator and Ultra Low Sulfur Diesel forward index curves and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreement.  The Company employed a third-party, who is not a counter-party, to independently value the embedded derivative and the Company used this information to derive its fair value estimate.  The use of different assumptions and or estimation methods could have resulted in differing fair values which the Company believes would not be material.  In April 2014, the wood waste supply agreement was amended and the amendment removed the embedded derivative contained in the original agreement.

Hedge accounting

The Company had designated certain commodity swaps as cash flow hedges. The following tables outline changes in the fair value of commodity swaps designated as cash flow hedges and their impact on other comprehensive income or loss, net of the related income tax effect, for the three and six months ended June 30, 2014 and 2013.

	Three months ended
	June 30
	2014	2013

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive loss, commodity swaps	$—	$(451)
Total other comprehensive loss, net of income tax	$—	$(451)

	Six months ended
	June 30
	2014	2013

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive loss, commodity swaps	$—	$(986)
Total other comprehensive loss, net of income tax	$—	$(986)

	Three months ended
	June 30
	2014	2013

Reclassifications from accumulated other comprehensive income or loss to net income or loss
Gains (losses) on cash flow hedges:
Commodity swaps - recorded in operating expenses	$—	$224
Income tax - recorded in income tax expense or recovery	—	(78)
Total amount reclassified from accumulated other comprehensive income or loss	$—	$146

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	Six months ended
	June 30
	2014	2013

Reclassifications from accumulated other comprehensive income or loss to net income or loss
Gains (losses) on cash flow hedges:
Commodity swaps - recorded in operating expenses	$643	$649
Income tax - recorded in income tax expense or recovery	(225)	(227)
Total amount reclassified from accumulated other comprehensive income or loss	$418	$422

The Company measured and recorded any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased.  Gains or losses were reclassified to operating expenses as diesel fuel was consumed.

Interest rate, commodity swaps and foreign currency exchange agreements

The Company is subject to credit risk on certain interest rate, commodity swaps and foreign currency exchange agreements (collectively the “agreements”), as applicable.  The Company has entered into interest rate swaps to reduce its exposure to interest rate volatility on consolidated credit facility advances.  In addition, the Company has entered into commodity swaps for a portion of the diesel fuel consumed in its Canadian and U.S. operations.  The Company has also entered into foreign currency exchange agreements, from time to time, to mitigate the risk of foreign currency fluctuations on amounts repayable under its consolidated credit agreement.

The Company’s corporate treasury function is responsible for arranging all agreements while the Audit Committee is responsible for approving certain agreements.  Suitable counterparties identified by the Company’s treasury function are approved by the Audit Committee.  The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements.  If the counterparties’ credit rating, prepared by reputable third-party rating agencies, is downgraded, the Company’s treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated.  The Company’s treasury function also prepares a report, at least once annually, to the Company’s Audit Committee which outlines the key terms of its agreements, fair values, counterparties and each counterparty’s most recent credit rating, and, when applicable, changes to the risks related to each agreement.

The Company’s maximum exposure to credit risk is equal to the fair value of interest rate, commodity swaps and foreign currency exchange agreements, as applicable, recorded in other assets on the Company’s balance sheet.  The Company holds no collateral or other credit enhancements as security over these agreements.  The Company deems the agreements’ credit quality to be high in light of its counterparties and no amounts are either past due or impaired.  In all instances, the Company’s risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

The Company has entered into the following commodity and interest rate swaps which are outlined in the tables below:

U.S. fuel hedges

Date entered	Notional amount (gallons per month expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

June 21, 2012	150,000	$3.62	Diesel Fuel Index	January 1, 2015	December 31, 2015
May 9, 2012	150,000	$3.85	Diesel Fuel Index	January 1, 2014	December 31, 2014
May 24, 2012	150,000	$3.79	Diesel Fuel Index	January 1, 2014	December 31, 2014
June 1, 2012	300,000	$3.73	Diesel Fuel Index	January 1, 2014	December 31, 2014
June 1, 2012	150,000	$3.72	Diesel Fuel Index	January 1, 2015	December 31, 2015

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Canadian fuel hedges

Date entered	Notional amount (litres per month expressed in litres)	Diesel rate paid (expressed in C$)	Diesel rate received variable	Effective date	Expiration date

May 9, 2012	260,000	$0.61	NYMEX WTI Index	January 1, 2013	December 31, 2014
May 23, 2012	260,000	$0.60	NYMEX WTI Index	January 1, 2013	December 31, 2014
June 4, 2012	520,000	$0.57	NYMEX WTI Index	January 1, 2014	December 31, 2014
June 4, 2012	520,000	$0.57	NYMEX WTI Index	January 1, 2015	December 31, 2015

Interest rate swaps

Date entered	Notional amount	Fixed interest rate (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

October 26, 2010	$160,000	1.07%	0.15%	November 2, 2010	July 2, 2014
March 25, 2011	$60,000	1.61%	0.15%	April 4, 2011	July 2, 2014
June 29, 2011	$30,000	1.13%	0.15%	July 5, 2011	July 2, 2014
August 30, 2013	$35,000	2.97%	0.24%	September 30, 2013	September 29, 2023
August 30, 2013	$40,000	2.96%	0.24%	September 30, 2013	September 29, 2023
September 6, 2013	$25,000	1.10%	0.24%	September 30, 2013	September 30, 2016
September 6, 2013	$25,000	1.10%	0.24%	September 30, 2013	September 30, 2016
September 6, 2013	$25,000	1.95%	0.24%	September 30, 2013	September 28, 2018
September 6, 2013	$25,000	1.95%	0.24%	September 30, 2013	September 28, 2018
September 19, 2013	$25,000	2.30%	0.24%	September 30, 2013	September 30, 2020
September 19, 2013	$25,000	2.30%	0.24%	September 30, 2013	September 30, 2020
September 24, 2013	$25,000	1.60%	0.24%	September 30, 2013	September 28, 2018
September 24, 2013	$25,000	1.60%	0.24%	September 30, 2013	September 28, 2018
October 21, 2013	$25,000	1.51%	0.24%	October 31, 2013	September 28, 2018
October 21, 2013	$25,000	1.53%	0.24%	October 31, 2013	September 28, 2018
October 25, 2013	$15,000	2.65%	0.24%	October 31, 2013	September 29, 2023
October 25, 2013	$20,000	2.64%	0.24%	October 31, 2013	September 29, 2023
November 5, 2013	$25,000	1.50%	0.24%	November 7, 2013	September 28, 2018
November 5, 2013	$25,000	1.50%	0.24%	November 7, 2013	September 28, 2018
December 11, 2013	$20,000	2.18%	0.24%	December 13, 2013	September 30, 2020
December 11, 2013	$20,000	2.17%	0.24%	December 13, 2013	September 30, 2020
December 30, 2013	$10,000	2.96%	0.24%	January 2, 2014	September 29, 2023
December 30, 2013	$15,000	0.75%	0.24%	January 2, 2014	September 30, 2016
December 30, 2013	$15,000	0.79%	0.24%	January 2, 2014	September 30, 2016
December 30, 2013	$15,000	1.62%	0.24%	January 2, 2014	September 28, 2018
December 30, 2013	$30,000	1.66%	0.24%	January 2, 2014	September 28, 2018
March 4, 2014	$25,000	2.25%	0.24%	March 31, 2014	March 31, 2021
March 4, 2014	$25,000	2.26%	0.24%	March 31, 2014	March 28, 2024
March 4, 2014	$25,000	2.25%	0.24%	March 31, 2014	March 31, 2021
March 4, 2014	$25,000	2.78%	0.24%	March 31, 2014	March 28, 2024
March 17, 2014	$20,000	1.67%	0.24%	March 31, 2014	March 29, 2019
March 17, 2014	$20,000	1.67%	0.24%	March 31, 2014	March 29, 2019
March 17, 2014	$20,000	2.27%	0.24%	March 31, 2014	March 31, 2021
March 17, 2014	$20,000	2.26%	0.24%	March 31, 2014	March 31, 2021
March 17, 2014	$30,000	2.79%	0.24%	March 31, 2014	March 28, 2024
March 28, 2014	$35,000	1.64%	0.24%	March 31, 2014	September 30, 2018
March 28, 2014	$25,000	1.03%	0.24%	March 31, 2014	March 31, 2017

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The contractual maturities of the Company’s derivatives are as follows:

	June 30, 2014
	Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Derivative
Interest rate swaps	$26,885	$10,644	$15,219	$1,022	$—

Unrealized amounts recorded to net gain or loss on financial instruments for the three and six months ended June 30, 2014 and 2013 are as follows:

	Three months ended		Six months ended
	June 30		June 30
	2014	2013	2014	2013

Net loss (gain) on financial instruments
Funded landfill post-closure costs	$(30)	$(27)	$(30)	$(30)
Interest rate swaps	8,401	(560)	10,612	(1,191)
Fuel hedges	(398)	1,857	683	436
Wood waste supply agreement	(957)	—	(781)	—
Foreign currency exchange agreements	133	(65)	—	(275)
	$7,149	$1,205	$10,484	$(1,060)

Estimated fair value

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued charges approximates its fair value due to the relatively short-term maturities of these instruments.  Funded landfill post-closure costs and derivative financial instruments are recorded on the balance sheet at fair value.

At June 30, 2014, the estimated fair value of other receivables applying an interest rate consistent with the credit quality of the instrument is $6,096 (December 31, 2013 - $68), compared to the carrying amount of $5,683 (December 31, 2013 - $68).

At June 30, 2014, the fair value of long-term debt, excluding the term B facility, approximates its carrying amount as the Company believes that renegotiation of this variable rate long-term debt would result in similar pricing to that which it currently enjoys.  Accordingly, because the Company’s variable rate facilities are non-amortizing and the Company’s credit spreads have remained principally unchanged, the current carrying amount of the Company’s variable rate long-term debt approximates its fair value.

At June 30, 2014, the estimated fair value of the term B facility is approximately $573,505 (December 31, 2013 - $576,400) compared to its carrying amount of $490,726 (December 31, 2013 - $493,052).

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

16.  Income Taxes

The components of domestic and foreign income before income tax expense (recovery) and net loss from equity accounted investee and domestic and foreign income taxes are as follows:

	Three months ended		Six months ended
	June 30		June 30
	2014	2013	2014	2013
Income before income tax expense (recovery) and net loss from equity accounted investee
Canada	$19,146	$23,965	$29,238	$42,188
U.S.	19,568	27,220	21,120	55,194
Other	16,680	—	33,128	—
	$55,394	$51,185	$83,486	$97,382

Current income tax expense
Canada	$8,385	$7,046	$13,165	$15,636
U.S.	1,583	812	2,310	2,021
Other	44	—	115	—
	10,012	7,858	15,590	17,657
Deferred income tax expense (recovery)
Canada	(2,583)	577	(6,326)	(1,887)
U.S.	7,113	10,451	7,369	19,939
Other	—	—	—	—
	4,530	11,028	1,043	18,052
Total income tax expense	$14,542	$18,886	$16,633	$35,709

The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense.  The Company has no material uncertain tax positions.  Accordingly, interest and penalties recognized in respect of uncertain tax positions and amounts accrued in respect thereof amount to $nil for the periods ended June 30, 2014 and 2013.

The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions.  Tax years open to audit range from 2000 to 2013 in Canada and from 1997 to 2013 in the U.S.

17.  Segmented Reporting

The Company carries on business through three separate geographic segments: Canada, the U.S. south and the U.S. northeast.  The business segments are vertically integrated and include the collection and disposal of waste and recyclable materials, transfer station operations, material recovery facilities, landfills and landfill gas to energy facilities.  The geographic location of each segment limits the volume and number of transactions between them.

The Company has elected to exclude corporate costs in the determination of each segment’s performance.  Corporate costs include certain executive, legal, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources, sales, safety and other administrative support costs.  Corporate costs also include transaction and related costs, restricted share expense and fair value changes of stock options.

The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies (Note 4).  The Company evaluates its segment performance based on revenues, less operating and selling, general and administration expenses.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	Three months ended		Six months ended
	June 30		June 30
	2014	2013	2014	2013
Revenues
Canada	$192,444	$198,855	$359,805	$377,949
U.S. south	229,254	220,988	451,108	432,555
U.S. northeast	91,803	96,964	172,358	192,863
Corporate	—	—	—	—
	$513,501	$516,807	$983,271	$1,003,367

Revenues less operating and selling, general and administration expenses
Canada	$65,103	$70,208	$121,184	$134,983
U.S. south	61,501	59,524	121,085	118,691
U.S. northeast	18,867	19,693	31,763	37,573
Corporate	(15,219)	(16,935)	(32,273)	(28,901)
	$130,252	$132,490	$241,759	$262,346

Amortization
Canada	$25,762	$26,991	$48,085	$53,031
U.S. south	31,864	31,150	63,130	61,018
U.S. northeast	14,089	14,991	27,025	29,793
Corporate	354	510	1,036	1,099
	$72,069	$73,642	$139,276	$144,941

Net gain on sale of capital and landfill assets	$(19,959)	$(5,788)	$(16,926)	$(6,405)

Operating income	$78,142	$64,636	$119,409	$123,810

	June 30, 2014
	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$394,016	$423,385	$98,710	$—	$916,111
Capital assets	$396,152	$446,705	$102,065	$4,820	$949,742
Landfill assets	$170,999	$421,512	$355,003	$—	$947,514
Total assets	$1,244,696	$1,472,615	$642,325	$39,383	$3,399,019

	December 31, 2013
	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$383,473	$423,164	$98,710	$—	$905,347
Capital assets	$375,562	$444,140	$109,780	$7,770	$937,252
Landfill assets	$180,706	$417,119	$354,906	$—	$952,731
Total assets	$1,218,124	$1,476,464	$657,139	$40,843	$3,392,570

18.  Guarantees

In the normal course of business, the Company enters into agreements that meet the definition of a guarantee.  The Company’s primary guarantees are as follows:

The Company has provided indemnities under lease agreements for the use of various operating facilities.  Under the terms of these agreements the Company agrees to indemnify the counterparties for various items including, but not limited to, all liabilities, loss, suits, damage and the existence of hazardous substances arising during, on or after the term of the agreement.  Changes in environmental laws or in the interpretation thereof may require the Company to compensate the counterparties.  The maximum amount of any potential future payment cannot be reasonably estimated.  These indemnities are in place for various periods beyond the original term of the lease and these leases expire between 2014 and 2025.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2014 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Indemnity has been provided to all directors and officers of the Company and its subsidiaries for various items including, but not limited to, all costs to settle suits or actions due to association with the Company and its subsidiaries, subject to certain restrictions.  The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions.  The term of the indemnification is not explicitly defined, but is limited to the period over which the indemnified party serves as a director or officer of the Company, including any one of its subsidiaries.  The maximum amount of any potential future payment cannot be reasonably estimated.

The Company has received indemnities for the receipt of hazardous, toxic or radioactive wastes or substances and the Company has issued indemnities for their disposal at third-party landfills.  Applicable federal, provincial, state or local laws and regulations define hazardous, toxic or radioactive wastes or substances.  Changes in environmental laws or in their interpretation may require the Company to compensate, or be compensated, by the counterparties.  The term of the indemnity is not explicitly defined and the maximum amount of any potential future reimbursement or payment cannot be reasonably estimated.

Certain of the Company’s landfills have Host Community Agreements (“HCA”) between the Company and the towns, municipalities or cities in which the landfills operate.  The Company has agreed to guarantee the market value of certain homeowners’ properties within a pre-determined distance from certain landfills based on a Property Value Protection Program (“PVPP”) incorporated into the HCA. Under the PVPP, the Company would be responsible for the difference between the sale amount and the hypothetical market value of the homeowners’ properties assuming a previously approved expansion of the landfill had not been approved, if any. The Company does not believe it is possible to determine the contingent obligation associated with the PVPP guarantees, but does not believe it would have a material effect on the Company’s financial position or results of operations.  As of June 30, 2014, the Company has compensated one homeowner under the PVPP.

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements and service agreements.  These indemnification agreements may require the Company to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction.  The terms of these indemnities are not explicitly defined and the maximum amount of any potential reimbursement cannot be reasonably estimated.

The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulty in assessing the amount of liability which results from the unpredictability of future events and the unlimited coverage offered to counterparties.  Historically, the Company and its predecessor have not made any significant payments under these or similar indemnification agreements and therefore no amount has been accrued with respect to these agreements.

19.  Seasonality

Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes.  Operating expenses generally follow the rise and fall of revenues.